Exhibit 8
                                                            ---------

                                                        Champion 2000
                                                        -------------


                  Description of Equitable's Issuance, Transfer
                     and Redemption Procedures for Policies
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)
                    under the Investment Company Act of 1940
                                  May 1, 1995


       Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"), this exhibit sets forth the issuance, transfer and redemption procedures to be followed by The Equitable Life Assurance Society of the United States ("Equitable") in connection with the issuance of its modified premium variable whole life insurance policy (the "policies").

       Equitable believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

       1. Because of the insurance nature of Equitable's policies and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

       2. Many of the procedures used by Equitable have been adopted from its established procedures for its scheduled premium variable life insurance policies, its flexible premium variable life insurance policies and its fixed benefit life insurance products.

       3. In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and its established administrative procedures, Equitable has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

       4. In general, state insurance laws, like Rule 6e-3(T)(b)(12)(iii), require that Equitable's procedures be reasonable, fair and not discriminatory.

       5. Because of the nature of the insurance product, it is often difficult to determine precisely when Equitable's procedures deviate from those required under Sections 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures not otherwise described in the prospectus, which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to describe each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited sections or rule.

       Under the policies, a policyowner allocates net premiums to a Guaranteed Interest Division, which is part of Equitable's General Account, and/or to one or more investment divisions of Equitable's Separate Account FP (the "Account"). Except as otherwise noted, the procedures described below apply equally to each of the Account's investment divisions and, accordingly, as described in terms of the Account.



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I.                "Public Offering Price": Purchase and Related
                  Transactions -- Section 22(d) and Rule 22c-1
                  --------------------------------------------


       This section outlines those principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences involve the premium structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions -- such as loan repayment -- which do not result in the issuance of a policy but which require certain payments by the policyowner and involve a transfer of assets supporting the policy reserve into the Account.


            a.    Application and Initial Premium Processing
                  ------------------------------------------

       Upon receipt of a completed application and other required documentation from a prospective policyowner, Equitable will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical exmainations and may require that further information be provided by the proposed policyowner and/or the proposed insured before such a determination can be made. A policy cannot be issued, i.e., physically issued through Equitable's computer issue system, until this underwriting procedure has been completed.

       These processing procedures will not dilute any benefit payable to any existing policyowner. Although a policy cannot be issued until after the underwriting process has been completed, the proposed policyowner will receive immediate insurance coverage on the proposed insured once the proposed policyowner has paid his full first scheduled premium and the proposed insured proves to be insurable.

       Equitable will require that the policy be delivered within a specific delivery period to protect itself against anti-selection by the prospective policyowner resulting from a deterioration of the health of the proposed insured. Generally, the period will not exceed 30 days from the policy's Issue Date.

       Delivery may be delayed where, for example, the full initial premium has not yet been paid, amendment is needed to the application for the policy or where the agent has been unable to contact the prospective policyowner. Where a policy is not delivered within 30 days, Equitable will consider reissuing the policy with a new Register Date and Issue Date. However, if Equitable does not receive the full initial premium within 60 days of the Issue Date, we will consider the prospective policyowner to have withdrawn his application and we will refund any premium paid. To obtain a policy, it would then be necessary for the prospective policyowner to submit a new completed application and satisfactory evidence of insurability of the proposed insured.







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            b.    Premium Schedules and Underwriting Standards
                  --------------------------------------------

       Premiums payable under the policies will not be the same for all policyowners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each policyowner pays premium and cost of insurance charge commensurate with the insured's mortality risk which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, uniform premiums and cost of insurance charges for all insureds would discriminate unfairly in favor of those insureds representing lesser risks. Accordingly, although there will be no uniform "public offering price" for all policyowners, there will be a single "price" per $1,000 of Face Amount for all policyowners in a given actuarial category.

       The policies will be offered and sold pursuant to established premium and cost of insurance charge schedules, our underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds of the same class, but generally recognize that premiums must be based upon factors such as age, sex, health and occupation. A table showing the maximum cost of insurance charges for basic life insurance will be delivered as part of the policy. Any additional charges for persons who do not meet standard underwriting requirements or for additional benefit riders will also be indicated in the policy.

       By administrative practice, Equitable will reduce the scheduled premium for an existing policy if new evidence of insurability demonstrates that the insured person qualifies for a lower classification. After the reduced rating is determined, the policyowner will pay a lower current monthly cost of insurance charge each month. A reduction in both schedule premium and cost of insurance rate classification will be made for smokers who meet our non-smoking requirements.

            c.    Repayment of Loan
                  -----------------

       When a loan is made, Equitable will transfer from each investment division of the Account to the General Account an amount of Policy Account Value equal to the amount of the loan allocable to that division. Upon repayment of indebtedness, Equitable will reduce its General Account policy loan assets and transfer assets supporting corresponding reserves first to the Guaranteed Interest Division to the extent loans were attributable to that Division and then to the Account's investment divisions according to the policyowner's instruction or the premium payment allocation percentages then in effect.

II.               "Redemption Procedures":
                  Surrender and Related Transactions
                  ----------------------------------

       This section will outline those procedures which differ in certain significant respects from redemption procedures for mutual funds and contractual plans. The policies provide for the payment of monies to a policyowner or beneficiary upon presentation of the policy. The amount received by the payee will depend upon the particular benefit for which the policy is presented: surrender for net cash surrender value, payment of a death claim, living benefit payment or maturity benefit. There are also certain policy provisions -- such as partial withdrawals, lapses and the loan privilege -- under which the policy will not be presented to Equitable but



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which will affect the policyowner's benefits and may involve a transfer of the assets supporting the policy reserve out of the Account.

       Any combined transactions on the same day which counteract each other will be allowed. We will assume the policyowner is aware of the conflicting nature of these transactions and desires their combined result. In addition, if a transaction is requested which we will not allow (for example, a request for a face amount decrease which lowers the face amount below our minimum) we will reject the whole request and not just the portion which fails to comply with our rules. Policyowners will be informed of the rejection and will have an opportunity to give new instructions. Finally, state insurance law may require that certain requirements be met before Equitable is permitted to make payments to the payee.

       Generally, except for the payment of death benefits, the imposition of insurance and administrative charges and the effects of surrender charges, the payee will receive a pro rata or proportionate share of the Account's assets within the meaning of the 1940 Act in any transaction involving "redemption procedures".

            a.    Surrender for Net Cash Surrender Value
                  --------------------------------------

       Equitable will make the payment of Net Cash Surrender Value out of its General Account and, at the same time, transfer assets from the Account to the General Account in an amount equal to the policy reserves in the Account.

            b.    Death Claims
                  ------------

       Equitable will pay a death benefit to the beneficiary within seven days after receipt, at our Administrative Office, of the policy, due proof of death of the insured, and all other requirements necessary(1) to make payment.

       Equitable will make payment of the death benefit out of its General Account, and will transfer assets from the Account to the General Account in an amount equal to the policy reserves in that Account. The excess, if any, of the death benefit over the amount transferred will be paid out of the General Account reserve maintained for that purpose.

            c.    Transfer
                  --------

       The policies allow the policyowner, in lieu of a conversion privilege, to transfer all the amounts in the investment divisions of the Account to the Guaranteed Interest Division (which is part of our General Account and pays interest at a declared guaranteed rate) without charge.

            d.    Policy Loan
                  -----------

       When a loan is made, Equitable transfers a portion of the assets in the Account (which is a portion of the cash surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the indebtedness to the General Account.

-----------------------
(1)State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the policies regarding suicide and incontestability.


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            e.    Options on Lapse
                  ----------------

       Within three months after the date of default, if a policy is not surrendered or reinstated, the net cash surrender value as of the date of default will be applied to purchase either (i) fixed-benefit paid-up extended term insurance or (ii) fixed benefit-reduced paid-up insurance. Extended term insurance is the automatic option, but it is not available to insured persons who do not meet standard underwriting requirements or under policies issued within a qualified pension plan. If the available option is reduced paid-up and the net cash surrender value as of the date of default is $1,000 or less, the net cash surrender value will be paid to the policyowner rather than applied to such option.

       On the date the option becomes effective, Equitable will transfer assets from the Account to the General Account in an amount equal to the policy reserve held in the Account.

            f.    Reinstatement
                  -------------

       The Prospectus describes the conditions under which a policyowner may reinstate a policy after it has lapsed. See "You may Reinstate The Policy". The effective date of the reinstatement will be the beginning of the policy month which coincides with or follows the date Equitable approves the reinstatement application. The policy will retain its original Register Date and will have the same face amount, death benefit option, and additional benefits as were in effect on the lapse date. The Policy Account value on the date of reinstatement is the sum of the net cash surrender value of any insurance option on lapse, if applicable, a surrender charge credit, and any balance of the required payment needed to reinstate the policy. The credit for surrender charges on the date of reinstatement will be equal to the surrender charges deducted on the date of default, but no greater than the maximum surrender charges as of the date of reinstatement.

            g.    Living Benefit Payment
                  ----------------------

       The Living Benefit option enables eligible policyowners to receive a portion of the death benefit if the insured has a terminal illness. When Equitable receives written notice of a Living Benefit claim it will send the policyowner a "quote letter" detailing the effect of a Living Benefit payment on the remaining policy values as well as an explanation of amounts that are available through policy loan or surrender. The letter will be accompanied by the forms necessary for the policyowner to finalize his or her Living Benefit claim. When those forms are received, Equitable will determine whether the policyowner is eligible to receive the Living Benefit payment (e.g., whether satisfactory evidence has been received that the insured's life expectancy is less than six months). Once this eligibility determination is complete, Equitable will pay the Living Benefit amount within seven days.

            h.    Federal Income Tax
                  ------------------

       In certain circumstances, a premium payment or change to a policy may cause a policy to be treated as a "modified endowment." (See Tax Effects in the Prospectus). Due to the potential adverse tax consequences, Equitable has instituted procedures aimed to prevent a policy from becoming a modified endowment without the policyowner's prior knowledge. If Equitable determines that, based on the first premium, the policy will be a modified endowment contract, Equitable will issue the policy based on the first premium remitted, provided


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that the policyowner signs a form acknowledging that the policy is a modified endowment. Alternatively, the policyowner may reduce the amount of the first premium to a level at which the policy will not be a modified endowment. Equitable will then issue the policy based on the reduced premium. Equitable will not deliver a policy unless one of these options is selected.

       In the case of a subsequent premium payment, which, if applied, would cause a policy to become a modified endowment, Equitable plans to return the excess premium payment (the amount which would cause the contract to become a modified endowment) to the policyowner within one business day. The excess premium payment will be accompanied by a letter of explanation. The letter will explain to the policyowner that the premium payment he submitted would cause the policy to become a modified endowment under federal income tax law. The letter will instruct the policyowner that he may either return the excess premium payment to Equitable with a signed acknowledgment form (enclosed with the letter) or forego making the payment at this time. The acknowledgment form will describe the federal income tax consequences of owning a modified endowment.

       There may be cases in which a policy becomes a modified endowment before all procedures aimed at preventing this have been fully implemented. In such cases, Equitable may, but is not obligated under applicable federal income tax law to, refund the excess premium with interest not later than 60 days following the policy year in which it was received. In such case the policy should generally be removed from modified endowment status. If an offer to refund premium is made, the policyowner will be notified and given an opportunity to elect a refund. If a refund is elected, the Policy Account will be adjusted to take into account the amount of the refund. The amount of the refund would include interest earned on the excess premium amount in the Guaranteed Interest Division and net return on the excess premium amount in the divisions of the Separate Account, but not less in total than minimum interest of 4%. An election to take a refund and the related adjustments will be effected upon receipt at our administrative office.






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